Applied Biotech, Inc.

October 23, 2003

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street N.W.

Washington, D.C. 20549

Re:	Applied Biotech, Inc.

Withdrawal of Registration Statement

Form RW

To Whom It May Concern:

This letter is to advise that Applied Biotech, Inc. is withdrawing the following Registration Statement:

Applied Biotech, Inc.

Form S-4 Registration Statement

File Number 333-107078-32

Applied Biotech, Inc. is no longer a direct or indirect subsidiary of Apogent Technologies Inc. and is no longer a guarantor of the 6½% Senior Subordinated Notes covered by the registration statement(s) of Apogent Technologies Inc. and its continuing guarantor subsidiaries. The related registration statement(s) of Apogent Technologies Inc. and its continuing guarantor subsidiaries is not being withdrawn. No securities of Applied Biotech, Inc. were sold or will be sold in the offering.

Please advise if there are any questions.

Very truly yours,

/s/ Michael K. Bresson

Michael K. Bresson Agent for Service